VERIZON WEST VIRGINIA INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Thousands)
Income before provision for income taxes and extraordinary item	$164,704
Equity in income from affiliate	(13)
Dividends received from equity affiliate	3
Interest expense	10,963
Portion of rent expense representing interest	8,943
Amortization of capitalized interest	480

Earnings, as adjusted	$185,080

Fixed charges:
Interest expense	$10,963
Portion of rent expense representing interest	8,943
Capitalized interest	432

Fixed Charges	$20,338

Ratio of Earnings to Fixed Charges	9.10